Exhibit 12.1

PROTECTION ONE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS)
(UNAUDITED)

	PROTECTION ONE
	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Earnings:
Pretax loss from continuing operations before accounting change	$(51,905)	$(483,127)	$(106,582)	$(66,002)	$(107,322)
Adjustments:
Fixed charges (B)	40,101	43,023	51,737	60,353	87,065

Earnings as adjusted (A)	(11,804)	(440,104)	(54,845)	(5,649)	(20,257)

Ratio of earnings to fixed charges (A) divided by (B)	(0.29)	(10.23)	(1.06)	(0.09)	(0.23)
Deficiency of earnings to fixed charges	51,905	483,127	106,582	66,002	107,322